Registration No. 333-37883
                                  No. 811-08439

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                   FORM N-8B-2


                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST
                      WHICH IS CURRENTLY ISSUING SECURITIES
         PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940





               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-1

                         (Name of Unit Investment Trust)




                 1150 South Olive Street, Los Angeles, CA 90015


                   (Address of Principal Office of Registrant)



           Issuer of periodic payment plan certificates only for purposes of information provided herein.


                                              Dated January ____, 1998

                                                       - 57 -
I        I.       ORGANIZATION AND GENERAL INFORMATION

         1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.


                           The trust is the Transamerica Occidental Life Separate Account VUL-1 (the "Separate Account"). The Separate Account is a separate investment account of Transamerica Occidental Life Insurance Company (the "Company") and has no employer identification number.


                  (b) Furnish title of each class or series of securities issued by the trust.

                           The  securities  are  individual   flexible   payment
                           variable life insurance policies (the "Policies").


         2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  Transamerica Occidental Life Insurance Company, 1150 South Olive Street, Los Angeles, California
                  90015

                  FEIN: 95-1060502


         3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  The Company will hold, in its own custody, all of the securities.

         4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.


                  Distribution of the Policies has not yet commenced. When distribution commences, the principal underwriter will be:


                  Transamerica Securities Sales Corporation, 1150 South Olive Street, Los Angeles, California 90015
                  FEIN: 95-4044525


         5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  California.


         6. (a) Furnish the dates of execution and termination of agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.


                           The Separate Account was established under California
                           law  pursuant  to  a  resolution   of  the  Board  of
                           Directors of the Company on June 11, 1996.

                  (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                           None.

         7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The name of the Separate Account has never been changed.

         8. State the date on which the fiscal year of the trust ends.

                  December 31.

         Material Litigation

         9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceedings which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  There are no current or pending legal or administrative proceedings to which Separate Account, the Company, or principal underwriter, Transamerica Securities Sales Corporation, is a party, which are material with respect to the security holders of the Separate Account.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST


                  Except for terms defined in this Form N-8B-2, terms used in this Form N-8B-2 have the same meaning as such terms are defined in the prospectus (the "Prospectus") filed with the Securities and Exchange Commission ("SEC") on October 14, 1997 by Transamerica Occidental Life Separate Account as part of a Registration Statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Registration Statement"), describing the Policies.


 General Information Concerning the Securities of the Trust and the Rights of Holders.

         10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust.

                  (a) Whether the securities are of the registered or bearer type.


                           The Policies are flexible payment variable life insurance policies and, as such, are "registered" in the name of the owner of a Policy (the "Policy owner") and the records concerning the Policy owner are maintained by or on behalf of the Company.

                  (b) Whether the securities are of the cumulative or distributive type. The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial withdrawal of Policy Value by a Policy owner, or in connection with the payment of death benefits.

                  (c) The rights of security holders with respect to partial withdrawal or redemption.


                           A Policy may be surrendered at any time, subject to
                              the possible imposition of a
                           surrender charge.   See Item 13(a) "Surrender Charge"
                               and Item 17(a) "Surrender."


                           After the first Policy year (and before the paid-up option is exercised), partial withdrawals in a minimum amount of $500 may be made from the Policy value at any time upon written request filed at the Company's Variable Life Service Center. A transaction fee, which is the smaller of 2% of the amount withdrawn or $25.00, will be assessed in all cases. A partial withdrawal charge may also be deducted. The partial withdrawal charge will not exceed the surrender charge, and the outstanding surrender charge will be reduced by the amount of the partial withdrawal charges. See Item 13(a) "Charges on Partial Withdrawal" and Item 17(a) "Partial Withdrawal."


                  (d) The rights of security holders with respect to conversion, transfer, partial-redemption, and similar matters.

                           TRANSFER - The Policies permit net payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the sub-accounts of the Separate Account. Each sub-account invests exclusively in a corresponding mutual fund investment portfolio ("portfolio"). Subject to the consent of the Company, the Policy owner may transfer amounts among all of the sub-accounts and between the sub-accounts and the Fixed Account, subject to certain restrictions, but at no time may have allocations in more than seven sub-accounts.


                           CONVERSION PRIVILEGE - During the first 24 Policy months after the date of issue, subject to certain restrictions, the Policy owner may convert the Policy to a fixed Policy by transferring all Policy Value in the sub-accounts to the Fixed Account and by simultaneously changing the allocation of future payments to the Fixed Account. A similar conversion privilege is in effect for 24 Policy months after the effective date of an increase in face amount, under which the Policy owner may convert by transferring all of the Policy Value in the sub-accounts to the Fixed Account and by simultaneously changing the allocation of all or part of future payments to the Fixed Account.

                           FREE LOOK PRIVILEGE - The Policy provides for an initial Free Look Period. The Policy owner generally may cancel the Policy by the later of (a) 45 days after the application for the Policy is signed, or
                           (b) 10 days after the Policy owner receives the Policy. (The 10 day period may be longer, depending upon state law for replacements or other reasons.) In some states, the 45 day provision does not apply and only the 10 day (or longer) provision applies. Upon returning the Policy, the Policy owner generally will be sent within 7 days a refund equal to the sum of
                           (1) the difference between any payments made, including fees or other charges, and any amounts allocated to the Separate Account; (2) the value of the amounts allocated to the Separate Account on the date the returned Policy is received at the Company's Variable Life Service Center; and (3) any fees or charges imposed on the amounts allocated to the Separate Account. Where required by state insurance laws, the Company will refund the entire premiums paid, in lieu of the above. The refund of any premium paid by check, however, may be delayed until the check has cleared the Policy owner's bank.

                           A free look privilege also applies following a requested increase in face amount. The Policy owner generally has the right to cancel the increase by the later of (a) 45 days after the application for the increase is signed, or (b) 10 days after receipt of the new specification pages issued for the increase (unless state law requires a longer period). Upon canceling the increase, the Policy owner will receive a credit to the Policy Value of charges which would not have been deducted but for the increase. The amount to be credited will be refunded if the Policy owner so requests. The Company will also waive any surrender charge calculated for the increase.


                           The Policy owner may make surrenders and partial withdrawals as described in Items 10(c), 13(a) and 17(a).


                  (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreements with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                           POLICY LAPSE AND REINSTATEMENT - The failure to make payments will not itself cause a Policy to lapse unless: (1) the surrender value is insufficient to cover the next monthly insurance protection charge, plus loan interest accrued, or (2) the outstanding loan exceeds the Policy value less surrender charges. If the Policy becomes in default because of (1) or
                           (2), above, the Policy owner will have a 62-day grace period to make a sufficient payment to prevent termination. Except for the situation described in
                           (2), above, if, during the first 48 months after the date of issue or the effective date of an increase in face amount based on a request by the Policy owner, payment is made to the Company of a net amount at least equal to the sum of minimum monthly payments (a monthly premium amount calculated as the monthly average cost of the expected charges under the Policy) for the number of months the Policy, increase or Policy change which causes a change in the minimum monthly payment has been in force, the Policy will not lapse during the period, within limits. A Policy change which causes a change in the minimum monthly payment is a change in the face amount or the addition or deletion of a rider. Subject to certain conditions (including evidence of insurability satisfactory to the Company) and the payment of sufficient net premium, a Policy may be reinstated at any time within three years after the expiration of the grace period and before the final payment date (or the maturity date if the Policy lapsed because the outstanding loan exceeded the Policy Value less surrender charges). See Item 17(c) for a more detailed description of these rights.

                           GUARANTEED DEATH BENEFIT - If the Policy owner elects the Guaranteed Death Benefit Rider, and the rider has not previously been terminated, the Company guarantees that the Policy will not lapse provided payments are made of a sufficient amount, net of partial withdrawals, partial withdrawal charges, and outstanding loans. Generally, the Policy will not lapse if, on each Policy anniversary, (a) the sum of payments made to the Policy, less amounts withdrawn, including partial withdrawal charges, and less any outstanding loan equals or exceeds (b) the annual guaranteed death benefit premiums times the number of Policy years since the date of issue, adjusted as applicable for policy changes. The guaranteed death benefit premiums are currently equal to 90% of the guideline level premium if the Level Death Benefit Option was elected or 75% of the guideline level premium if the Adjustable Death Benefit Option was elected. Other conditions also apply. Once terminated, the rider may not be reinstated.


                  (f) The substance of the provisions of any indenture or agreements with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                           To the extent required by law, the Company will vote shares held by each sub-account in accordance with instructions received from the Policy owners with Policy value in such sub-account. Each person having a voting interest will be provided with proxy materials together with an appropriate form with which to give voting instructions to the Company. Shares held in each sub-account for which no timely instructions are received will be voted in proportion to the instructions received from all persons with an interest in the sub-account furnishing instructions to the Company with respect to the portfolios. The Company will also vote shares held in the Separate Account that it owns and which are not attributable to the Policies in the same proportion.


                           We will compute the number of votes that a policy owner has the right to instruct on the record date established for the portfolio. This number is the quotient of: (a) each Policy owner's Policy Value in the sub-account divided by; (b) the net asset value of one share in the portfolio in which the assets of the sub-account are invested.

                           We may disregard voting instructions Policy owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Policy owners. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares of the portfolio in its own right, whether or not such shares are attributable to the Policies, the Company reserves the right to do so.

                           The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as (1) to cause a change in the sub-classification or investment objective of one or more portfolio, or
                           (2) to approve or disapprove an investment advisory contract for the portfolio. In addition, the Company may disregard voting instructions calling for a change in the investment policies, any investment adviser or principal underwriter of any portfolio which may be initiated by Policy owners, provided the Company's disapproval of the change is reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objectives and purposes. In the event the Company does disregard voting instructions, a summary of that action and the reasons for that action will be included in the next periodic report to Policy owners.


                  (g) Whether security holders must be given notice of any changes in:

                           (1)      the composition of the assets of the trust.


                                    The Company  reserves the right,  subject to
                                    applicable   law,  to  make   additions  to,
                                    deletions  from,  or  substitutions  for the
                                    shares that are held in the  sub-accounts of
                                    the    Separate    Account   or   that   the
                                    sub-accounts  of the  Separate  Account  may
                                    purchase.  If the shares of a portfolio  are
                                    no longer  available for investment or if in
                                    the Company's judgment further investment in
                                    any portfolio should become inappropriate in
                                    view of the purposes of the Separate Account
                                    or the affected sub-account, the Company may
                                    redeem   the   shares  of  that   underlying
                                    portfolio and  substitute  shares of another
                                    registered open-end management company.  The
                                    Company  will  not   substitute  any  shares
                                    attributable  to  a  Policy  interest  in  a
                                    sub-account   without   notice   and   prior
                                    approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.


                                    The  Company  also  reserves  the  right  to
                                    establish  additional  sub-accounts  of  the
                                    Separate Account, each of which would invest
                                    in shares  corresponding to a new underlying
                                    portfolio or in shares of another investment
                                    company   having  a   specified   investment
                                    objective. Subject to applicable law and any
                                    required  Commission  approval,  the Company
                                    may, in our sole  discretion,  establish new
                                    sub-accounts   or  eliminate   one  or  more
                                    sub-accounts   if   marketing   needs,   tax
                                    considerations   or  investment   conditions
                                    warrant. Any new sub-accounts may be made available to existing Policy owners on a basis to be determined by the Company.

                                    If any of these substitutions or changes are
                                    made,   the  Company   may  by   appropriate
                                    endorsement change the Policy to reflect the
                                    substitution   or  change  and  will  notify
                                    Policy  owners of all such  changes.  If the
                                    Company  deems it to be in the best interest
                                    of  Policy   owners,   and  subject  to  any
                                    approvals   that  may  be   required   under
                                    applicable law, the Separate  Account or any
                                    sub-account(s)   may   be   operated   as  a
                                    management  company  under the 1940 Act, may
                                    be   deregistered    under   that   Act   if
                                    registration is no longer required, or may be combined with other sub-accounts or other separate accounts of the Company.

                           (2) the terms and conditions of the securities issued
by the trust.


                                    No change in the terms and conditions of the Policies that affect the Policy owner's rights will be made without notice to Policy owners to the extent required by law.


                           (3) the  provisions  of any indenture or agreement of
the trust.

                                    No notice to or consent  from Policy  owners
                                    is required for any change in the  Company's
                                    resolution    establishing    the   Separate
                                    Account.

                           (4)  the  identity  of  the  depositor,   trustee  or
custodian.

                                    The depositor of the Separate Account cannot
be changed.

                                    The Separate Account has no Trustees.

                                    Notice  to Policy  owners  need not be given
for the custodian to be changed.

                  (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                           (1)      the composition of the assets of the trust.

                                    The Policies do not require consent of the Policy owners when changing the underlying securities of the Separate Account, except as may be required by currently applicable law or regulation.

                           (2) the terms and conditions of the securities issued
by the trust.

                                    Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Policy cannot be changed without the consent of the Policy owner.

                           (3) the  provisions  of any indenture or agreement of
the trust.

                                    No consent is required.

                           (4)  the  identity  of  the  depositor,   trustee  or
custodian.

                                    The depositor of the Separate Account cannot
be changed.

                                    The Separate  Account has no Trustees and no
custodian.

                  (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                           (1)      Payments - See Items 14 and 15.

                           (2) Death Benefits - As long as the Policy remains in force, the Company will, upon receipt of due proof of the Insured's death, pay the Death Benefits of the Policy to the named beneficiary. The Company will normally pay the Death Benefits within seven days of receiving due proof of the Insured's death, but the Company may delay payments under certain circumstances. The Death Benefits may be received by the beneficiary in cash or under one or more of the payment options set forth in the Policy.

                                    The net death benefit if the insured dies on
                                    or before the Final  Payment Date and before
                                    the paid-up  insurance  option is  exercised
                                    is:  (a) the death  benefit  provided  under
                                    either of two  death  benefit  options,  the
                                    Level Option or Adjustable Option, whichever
                                    is  elected  and in  effect  on the  date of
                                    death; plus (b) any additional  insurance on
                                    the  Insured's  life  that  is  provided  by
                                    rider;  minus (c) any outstanding  loan, any
                                    partial  withdrawals and partial  withdrawal
                                    charges,    and   any   monthly    insurance
                                    protection  charges  due and unpaid  through
                                    the Policy month in which the Insured  dies.
                                    The amount of the net death benefit  payable
                                    will  be  determined  as of the  date of the
                                    Company's   receipt  of  due  proof  of  the
                                    Insured's death.

                                    The  Policy   provides  two  death   benefit
                                    options before the Final Payment Date: the Level Option and the Adjustable Option, as described below. (These options are not available once the paid-up insurance option is exercised.) The Policy owner designates the desired option in the application. The Policy owner may change the option once per Policy year by written request. There is no charge for a change in option. The effective date of any such change will be the monthly payment date on or following the date of receipt of the request.

                                    Under the Level Option, the death benefit is equal to the greater of the face amount of insurance or the Guideline Minimum Sum Insured.

                                    Under  the  Adjustable   Option,  the  death
                                    benefit is equal to the greater of: (a) the face amount of insurance plus the Policy value, or (b) the Guideline Minimum Sum Insured.


                                    The Guideline Minimum Sum Insured is equal to a percentage of the Policy Value as set forth in the Policy. The Guideline Minimum Sum Insured is determined in accordance with the Internal Revenue Code regulations to ensure that the Policy qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the beneficiary. After attained age 93, the Guideline Minimum Sum Insured under the Policy is 101% of the Policy Value. If the insured dies after the paid-up insurance option is exercised, then the net death benefit will be the paid-up insurance amount less any outstanding loan.

                                    If the insured dies after the Final  Payment
                                    Date,  the net death benefit will be, except
                                    as provided  otherwise  under the Guaranteed
                                    Death  Benefit  Rider,  101%  of the  Policy
                                    Value on the date we  receive  due  proof of
                                    death  less  any  outstanding  loan  and any
                                    partial  withdrawals and partial  withdrawal
                                    charges due and unpaid.  If the Policy owner
                                    elected the Guaranteed  Death Benefit Rider,
                                    and  if  the   Rider   was  not   previously
                                    terminated,  then the net death benefit when
                                    the  insured  dies  after the Final  Payment
                                    Date is the  greater of (a) the face  amount
                                    of the policy on the Final  Payment Date, or
                                    (b) 101% of the Policy  Value on the date we
                                    receive  due proof of the  insured's  death,
                                    less  any   outstanding   loan.  (A  partial
                                    withdrawal  taken  after the  Final  Payment
                                    Date terminates the Guaranteed Death Benefit
                                    Rider.)

  (3)      Calculation of Policy Value - See Items 44(a), 44(c), and 46(a).
                                    ---------------------------   ---


                           (4)      Loan Provisions.  See Item 21.


                           (5) Payment Options - Upon written request, the surrender value or all or part of the net death benefits may be placed under one or more of the payment options offered by the Company. The payment options are paid from our General Account and are not based on the investment experience of the Separate Account. If the Policy owner does not make an election, the Company will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected.


                                    If  a  payment   option  is  selected,   the
                                    beneficiary may pay to the Company an amount that would otherwise be deducted from the death benefit.

                                    The amount applied under any one payment option for any one payee must be at least $5,000. The periodic payments for any one payee must be at least $50.


                           (6) Optional Insurance Benefit - Subject to certain requirements, one or more of the following additional insurance benefits may be added by rider: Waiver of Payment Rider, Guaranteed Insurability Rider, Children's Insurance Rider, Living Benefits Rider, and Guaranteed Death Benefit Rider. The cost of these optional insurance benefits will be deducted from Policy value as part of the monthly insurance protection charges, except that for the Guaranteed Death Benefit Rider there is a one-time only charge of $25 which is deducted from the first payment.


         Information Concerning the Securities Underlying the Trust's Securities

         11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.


                  The Policies permit net payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the Separate Account. Seventeen investment divisions ("sub-accounts") are currently offered under the Policies. Each sub-account invests exclusively in a corresponding portfolio. The portfolios are open-end management investment companies or portfolios of series, open-end management companies. Each of the portfolios operates pursuant to different investment objectives, which are summarized below:

                  The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. Worldwide Growth Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.

                  The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc., seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. (The countries in which the portfolio will invest are those comprising the Morgan Stanley Capital International EAFE Index (the "EAFE Index"), which includes Australia, Japan, New Zealand, most nations located in Western Europe and certain developed countries in Asia, such as Hong Kong and Singapore (each an "EAFE country," and collectively the "EAFE countries"). Under normal circumstances, at least 65% of the total assets of the Portfolio will be invested in equity securities of issuers in at least three different EAFE countries.)

                  The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which the portfolio adviser believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

                  The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. Under normal circumstances at least 65% of the portfolios' assets will be invested in equity securities. The majority of securities purchased by the portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell, such securities. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

                  The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the investment objective of long-term growth of capital. The policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that the portfolio adviser believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). While the portfolio will invest primarily in common stocks, the portfolio may, to a limited extent, seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in non-convertible fixed income securities rated lower than "investment grade" (commonly known as "junk bonds") or in comparable unrated securities, when, in the opinion of the adviser, such an investment presents a greater opportunity for appreciation with comparable risk to an investment in "investment grade" securities. Under normal market conditions the portfolio will invest not more than 5% of its nets assets in these securities. Consistent with its investment objective and policies described above, the portfolio may also invest up to 25% (and generally expects to invest not more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

                  The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc., seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio will invest predominantly in the equity securities (common stocks, securities convertible into commons stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality U.S. companies that, in the judgment of the adviser, are likely to achieve superior earnings growth. The portfolio investments in the 25 such companies most highly regarded at any point in time by the adviser will usually constitute approximately 70% of the portfolio's net assets. The portfolio thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The portfolio will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of U.S. companies.

                  The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund seeks to provide long-term capital growth consistent with the preservation of capital current income is a secondary goal. It seeks to achieve its goals by investing in common stocks of domestic and foreign issuers.

                  The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income. The policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stocks, securities such as bonds, warrants or rights that are convertible into stocks and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the counter markets or have no organized markets. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The portfolio's non-convertible debt investments, if any, may consist of "investment grade" securities, and, with respect to no more than 10% of the portfolio's net assets, securities in the lower rated categories or securities which the adviser believes to be a similar quality to these lower rated securities (commonly know as "junk bonds"). Consistent with its investment objective and policies described above, the portfolio may also invest up to 20% of its net assets in foreign securities (including emerging market securities) which are not traded on a U.S. exchange.

                  The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks long-term capital growth. Common stock
                  (listed  and  unlisted)  is  the  basic  form  of  investment.
                  Although the portfolio invests the majority of its assets in common stocks, the portfolio may also invest in debt securities and preferred stocks (both having a call on common stocks by means of a conversion privilege or attached warrants) and warrants or other rights to purchase common stocks. Unless market conditions would indicate otherwise, the Growth Portfolio will be invested primarily in such equity-type securities. When in the judgment of the sub-adviser market conditions warrant, the Growth Portfolio may, for temporary defensive purposes, hold part or all of its assets in cash, debt or money market instruments. The Growth Portfolio may invest up to 10% of its assets in debt securities having a call on common stocks that are rated below investment grade.

                  The Income & Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio. Except during temporary defensive periods, the portfolio attempts to invest 100%, and it is a fundamental policy of the portfolio to invest at least 65%, of its total assets in dividend paying equity securities. The adviser will favor securities it believes also offer opportunities for capital appreciation. The portfolio may invest up to 35% of its total assets in money market instruments and repurchase agreements and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

                  The Growth & Income Portfolio of the Alliance Variable Products Series Fund, Inc., seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Whenever the economic outlook is unfavorable for investment in common stock, investments in other types of securities, such as bonds, convertible bonds, preferred stock and convertible preferred stocks may be made by the portfolio. Purchases and sales of portfolio securities are made at such times and in such amounts as are deemed advisable in light of market, economic and other conditions.

                  The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income. Under normal market conditions, the Growth with Income Portfolio will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. Equity securities in which the portfolio may invest include the following:
                  common stocks, preferred stocks and preference stock; securities such as bonds, warrants or rights that are convertible into stocks; and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. Consistent with its investment objective and policies described above, the portfolio may also invest up to 75% (and generally expects to invest no more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

                  The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

                  The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the adviser's assessments of the relative outlook for such investments. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the adviser deems it advisable in order to preserve capital. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

                  The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of High Yield Securities, including Corporate Bonds and other Fixed Income Securities and Derivatives. High Yield Securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

                  The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of U.S. Government and Agencies, Corporate Bonds, mortgage backed securities, Foreign Bonds and other Fixed Income Securities and Derivatives. The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

                  The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks to maximize current income from money market  securities  consistent
with liquidity and the  preservation  of
                  principal. The Money Market Portfolio invests primarily in high quality U. S. dollar-denominated money market instruments with remaining maturities of 13 months or less, including: obligations
                  issued  or   guaranteed   by  the  U.  S.  and  foreign
 governments   and  their   agencies  and
                  instrumentalities; obligations of U. S. and foreign banks, or their foreign branches, and U. S.
                  savings banks; short-term corporate obligations, including commercial paper, notes and bonds;
                  other short-term debt obligations with remaining maturities of 397 days or less; and repurchase agreements involving any of the securities mentioned above. The Money Market Portfolio may also purchase other marketable, non-convertible corporate debt securities of U. S. issuers. These investments include bonds, debentures, floating rate obligations, and issues with optional maturities.




         12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish information for each such company:

                  (a)      Name of Company.

The sub-accounts of the Separate Account invest in a number of corresponding portfolios managed by a number of investment advisers.

------------------------------------- ------------ --------------------------- ----------------------- ------------------------

(a)                                   (b)          (c)                         (d)                     (e)

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Name of Company                       Depositor    Custodian                   Underwriter             Period during which
                                                                                                       securities of such
                                                                                                       companies have been
                                                                                                       the underlying
                                                                                                       securities

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Emerging Growth Series of  MFS        None         Investors Bank and Trust    MFS Fund                None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Research Series of MFS Variable       None         Investors Bank and Trust     MFS Fund               None
Insurance Trust                                    Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Growth with Income Series of MFS      None         Investors Bank and Trust     MFS Fund               None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

                                      None                                     Morgan Stanley & Co.,   None
Fixed Income Portfolio of Morgan                   Chase Global Funds          Inc. 1221 Avenue of
Stanley Universal Funds, Inc.                      Services Company, 73        the Americas, New
                                                   Tremont Street, Boston,     York, NY 10020
                                                   MA 02108



------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

High Yield Portfolio of Morgan        None          Chase Global Funds         Morgan Stanley & Co.,   None
Stanley Universal Funds, Inc.                      Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020



------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

International Magnum Portfolio of     None          Chase Global Funds         Morgan Stanley & Co.,   None
Morgan Stanley Universal Funds, Inc.               Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020



------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Premier Growth Portfolio of           None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Growth and Income Portfolio of        None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Income and Growth Portfolio of The    None         Custodial Trust Co.         Fred Alger & Co., Inc.  None
Alger American Fund                                245 Park Avenue             30 Montgomery Street
                                                   New York, NY 10167          Jersey City, NJ 07302

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Worldwide Growth Portfolio of Janus   None         State Street Bank and       None                    None
Aspen Series                                       Trust
                                                   P. O. Box 0351
                                                   Boston, MA  02117

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Balanced Portfolio of Janus Aspen     None         State Street Bank and       None                    None
Series                                             Trust
                                                   P. O. Box 0351
                                                   Boston, MA  02117

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Small Cap Portfolio of OCC            None         State Street Bank and       OCC Distributors        None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Managed Portfolio of OCC              None         State Street Bank and        OCC Distributors       None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Small Cap Portfolio of Dreyfus        None         Mellon Bank, N.A.           Premier Mutual Fund     None
Variable Investment Fund                           One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Capital Appreciation Portfolio of     None         Mellon Bank, N.A.           Premier Mutual Fund     None
Dreyfus Variable Investment Fund                   One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Growth Portfolio of Transamerica      None         State Street Bank and       None                    None
Variable Insurance Fund, Inc.                      Trust Company

                                                   225 Franklin Street
                                                   Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

Money Market Portfolio of             None         State Street Bank and       None                    None
Transamerica Variable Insurance                    Trust Company
Fund, Inc.                                         225 Franklin Street
                                                   Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------

         Information Concerning Loads, Fees, Charges and Expenses

         13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject:

                           (A) the nature of such load, fee,  expense or charge;
                           (B) the amount thereof: (C) the name of the person to whom such amounts are paid and his relationship to the trust:
                           (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                           (1)      Under the Policies

                                    PAYMENT  EXPENSE CHARGE - A payment  expense
                                    charge  of  4.0%  of  each  payment  will be
                                    deducted  for  premium   taxes   imposed  by
                                    various states and local jurisdictions for federal taxes ("DAC taxes") to compensate the Company for its increased federal income tax as a result of payment received in connection with the Policy and for sales expenses. The Company may increase this charge if the taxes we pay for premium taxes and/or for federal taxes described above also increase.


                                    MONTHLY   INSURANCE    PROTECTION    CHARGES
                                    DEDUCTED  FROM POLICY VALUE - On the date of
                                    issue  and/or each monthly  processing  date
                                    thereafter,   insurance  protection  charges
                                    will be  deducted  from the Policy  value of
                                    each   Policy.    The   monthly    insurance
                                    protection charge deducted from Policy value
                                    consists of a charge retained by the Company
                                    for cost of  insurance  and a charge for the
                                    cost of any additional  benefits provided by
                                    rider.  Monthly insurance protection charges
                                    will   be   deducted   from   a   particular
                                    sub-account in accordance with  instructions
                                    received  from  the  Policy  owner.   If  no
                                    allocation is made by the Policy owner, charges will be deducted pro rata from the sub-accounts and from the Fixed Account.


                                    The monthly insurance protection charge will
                                    be  affected  by any  changes  in  the  face
                                    amount and will be calculated separately for
                                    the initial face amount,  for any  increases
                                    in  face   amount,   and  for  any  benefits
                                    provided by rider.


                                    If the Policy owner  selected the Adjustable
                                    Option,  the  monthly  insurance  protection
                                    charge for the  initial  face amount will be
                                    equal to the  applicable  cost of  insurance
                                    rate  multiplied by the initial face amount,
                                    divided  by  1,000.   If  the  Policy  owner
                                    selected the Level Option, however, the applicable cost of insurance rate will be multiplied by the initial face amount less the Policy value (minus charges for rider benefits) at the beginning of the Policy month, divided by 1,000.

                                    If the  Adjustable  Option is selected,  the
                                    cost of insurance  for each increase in face
                                    amount  (other than an increase  caused by a
                                    change in option)  will be equal to the cost
                                    of  insurance   rate   applicable   to  that
                                    increase multiplied by the increase in face amount, divided by 1,000. If the Level Option is selected, the applicable cost of insurance rate will be multiplied by the increase in the face amount reduced by any Policy value (minus rider charges) in excess of the initial face amount at the beginning of the Policy month, divided by 1,000.

                                    If the  Guideline  Minimum Sum Insured is in
                                    effect under either death benefit option,  a
                                    monthly  insurance  protection  charge  will
                                    also be  calculated  for that portion of the
                                    Death Benefit which exceeds the current face
                                    amount.  This charge will be  calculated  by
                                    multiplying   the  cost  of  insurance  rate
                                    applicable  to the initial face amount times
                                    the  Guideline  Minimum Sum Insured  (Policy
                                    value times the applicable  percentage) less
                                    the greater of the face amount or the Policy
                                    value if the Policy owner selected the Level
                                    Option (divided by 1,000),  or less the face
                                    amount  plus the Policy  value if the Policy
                                    owner   selected   the   Adjustable   Option
                                    (divided  by  1,000).   When  the  Guideline
                                    Minimum Sum  Insured is in effect,  the cost
                                    of  insurance  charge for the  initial  face
                                    amount  and  for  any   increases   will  be
                                    calculated as set forth in the preceding two paragraphs.


                                    The monthly insurance protection charge will also be adjusted for any decreases in face amount.

                                    Monthly insurance protection charges for the Policies will not be the same for all Policy owners. The insurance principals of pooling and distribution of mortality risks is based on the assumption that each Policy owner pays a cost of insurance charge commensurate with the Insured's mortality risk.


                                    Cost of insurance  rates are actually  based
                                    on the sex (male,  female,  or unisex),  age
                                    and underwriting class of the Insured at the
                                    date of issue,  and the effective date of an
                                    increase  or date of rider,  as  applicable.
                                    The cost of insurance  rates are  determined
                                    at the beginning of each Policy year for the
                                    initial face amount and for each increase in
                                    the face amount. The cost of insurance rates
                                    generally  increase  as  the  Insured's  age
                                    increases.   The  actual   monthly  cost  of
                                    insurance   rates   will  be  based  on  the
                                    Company's    expectations   as   to   future
                                    mortality   experience.   They   will   not,
                                    however, be greater than the guaranteed cost
                                    of insurance  rates set forth in the Policy.
                                    These guaranteed rates are based on the 1980
                                    Commissioners   Ultimate  Standard  Ordinary
                                    Mortality  Tables and the  Insured's sex and
                                    age (male  rates are used for  policies  for
                                    which unisex rates  apply).  The Tables used
                                    for  this   purpose   set  forth   different
                                    mortality estimates for males and females and for smokers and non-smokers. Any change in the cost of insurance rates will apply to all persons of the same insuring age, sex, and underwriting class whose Policies have been in force for the same length of time.

                                    The underwriting class of an Insured affects
                                    the cost of insurance  rate.  If the Company
                                    places   an   Insured    into   a   standard
                                    underwriting  class,  the cost of  insurance
                                    will be higher than that of an  underwriting
                                    class with a lower mortality risk, and lower
                                    than that of an  underwriting  class  with a
                                    higher   mortality  risk.  After  the  Final
                                    Payment Date, or after the paid-up option is
                                    exercised,   monthly  insurance   protection
                                    charges will no longer be deducted.


                                    TRANSFER   CHARGES   -  The   first   twelve
                                    transfers in a Policy year will be free of charge. Thereafter, a transfer charge of $10 will be imposed by the Company for each transfer request. The Company reserves the right to increase the charge, but it will never exceed $25.00.


                                    CHARGE FOR  INCREASE OR FOR DECREASE IN FACE
                                    AMOUNT - For each increase or decrease in face amount requested by the Policy owner, a transaction charge of $40 will be deducted pro rata from Policy value by the Company for administrative costs. This charge is guaranteed not to increase.

                                    SURRENDER CHARGES - Surrender charges are computed on the date of issue for the initial face amount. Surrender charges apply for ten years from the date of issue. We impose surrender charges only if, during the time the charge is effective, the Policy owner requests a full surrender of the Policy or a decrease in face amount.

                                    New  surrender  charges are computed for any
                                    increase  in  face  amount.   The  surrender
                                    charges  for a face  increase  apply for ten
                                    years   from  the  date  the   increase   is
                                    effective.   The   new   surrender   charges
                                    computed for an increase in face amount apply only to the face increase.

                                    We compute the surrender  charges based on a
                                    rate per  $1,000  of face  amount.  The rate
                                    which  applies  to  a  Policy  is  based  on
                                    whether the insured is male or female (males
                                    rates are used if the Policy is issued using
                                    unisex  rates);  the insured's  age; and the
                                    number  of  years  during  which   surrender
                                    charges have been effective. The surrender charges rate decreases each Policy year on the Policy anniversary with respect to the initial face amount and, with respect to an increase in face amount, on each 12-month anniversary of the effective date of the face amount increase.


                                    We determine the insured's age as of the date of issue for the initial face amount for the Policy. If there is an increase in the face amount, we determine the insured's age on the effective date of the increase.


                                    CHARGES  ON PARTIAL  WITHDRAWAL  - After the
                                    first  Policy  year (and  before the paid-up
                                    insurance  option  is  exercised),   partial
                                    withdrawals in a minimum amount of $500 may be made from the Policy value. A transaction charge, which is the smaller of 2% of the amount withdrawn or $25.00, will be assessed in all cases.

                                    A  partial  withdrawal  charge  may  also be
                                    imposed upon a partial withdrawal.  For each
                                    partial  withdrawal  the  Policy  owner  may
                                    withdraw  an  amount  equal  to  10%  of the
                                    Policy value on the date the written partial
                                    withdrawal   request  is   received  by  the
                                    Company, less the total of any prior partial
                                    withdrawals  in that  Policy year which were
                                    not  subject  to  the   partial   withdrawal
                                    charge,    without   incurring   a   partial
                                    withdrawal charge. Any partial withdrawal in
                                    excess  of  this  amount  ("excess   partial
                                    withdrawal") will be subject to the partial withdrawal charge. The partial withdrawal charge is equal to 5% of the excess partial withdrawal up to the amount of the surrender charges on the date of partial withdrawal. There will be no partial withdrawal charge if there is no surrender charge on the date of partial withdrawal (i.e., 10 years have passed from the date of issue and from the effective date of any increase in the face amount).

                                    The Policy's  outstanding  surrender charges
                                    will be reduced by the amount of the partial
                                    withdrawal  charge  deducted.   The  partial
                                    withdrawal charge deducted will decrease existing surrender charges in the following order:



 1.      The surrender charge for the most recent increase in face amount;

 2.      The surrender charges for the next most recent increases successively;
         and

 3.      Last, the surrender charge for the initial face amount.


                                    CHARGES  AGAINST  THE  SEPARATE  ACCOUNT - A
                                    daily  charge  currently  equivalent  to  an
                                    annual  rate of 0.80% of the  average  daily
                                    net asset value of each  sub-account  of the
                                    Separate  Account is  imposed to  compensate
                                    the  Company for its  assumption  of certain
                                    mortality   and   expense   risks   and  for
                                    administrative  costs  associated  with  the
                                    Separate  Account.  The  rate  is  currently
                                    0.65%  (never  to  exceed   0.80%)  for  the
                                    mortality and expense risk charge and 0.15% for the administration charge. Currently, the administration charge is waived after the tenth policy year, subject to state law. The administration charge is guaranteed to be eliminated after the twentieth Policy year.


                                    No charges are currently made against the sub-accounts for federal or state income taxes. Should the Company determine that taxes will be imposed, the Company may make deductions from the sub-account to pay such taxes. The imposition of such taxes would result in a reduction of the Policy value in the sub-accounts.

                           (2)      Underlying Securities


                                    In addition to the charges  described above,
                                    certain  management  fees and other expenses
                                    are   deducted   from  the   assets  of  the
                                    underlying portfolios. The level of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses of the portfolios for 1996. For more information concerning these fees and expenses, see the prospectuses of the portfolios.

                               Portfolio Expenses

  (as a percentage of assets after fee waiver and/or expense reimbursement)(1)

                                                                                                     Total
                                                                                                   Portfolio
                                                Management                 Other                    Annual
               Portfolio                         Fees (2)                Expenses                  Expenses

Janus Aspen Worldwide Growth                      0.66                     0.14                      0.80
Morgan Stanley UF International Magnum            0.62                     0.53                      1.15
Dreyfus VIF Small Cap                             0.75                     0.04                      0.79
OCC Accumulation Trust Small Cap                  0.80                     0.22                      1.02
MFS VIT Emerging Growth                           0.75                     0.25                      1.00
Alliance VPF Premier Growth                       0.72                     0.23                      0.95
Dreyfus VIF Capital Appreciation                  0.75                     0.09                      0.84
MFS VIT Research                                  0.75                     0.25                      1.00
Transamerica VIF Growth                           0.75                     0.10                      0.85
Alger American Income & Growth                    0.63                     0.19                      0.82
Alliance VPF Growth & Income                      0.63                     0.19                      0.82
MFS VIT Growth with Income                        0.75                     0.25                      1.00
Janus Aspen Balanced                              0.79                     0.15                      0.94
OCC Accumulation Trust Managed                    0.80                     0.10                      0.90
Morgan Stanley UF High Yield                      0.27                     0.53                      0.80
Morgan Stanley UF Fixed Income                    0.24                     0.46                      0.70
Transamerica VIF Money Market                     0.35                     0.25                      0.60

Transamerica may receive payments from some or all of the portfolios or their advisers in varying amounts, that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

Expense information regarding the portfolios has been provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. In preparing the table above, Transamerica has relied on the figures provided by the portfolios. These figures are for the year ended December 31, 1996, except for Morgan Stanley UF International Magnum, High Yield and Fixed Income Portfolios which are estimates which assume that each portfolio's average daily net assets will be $50 million, and except for the Transamerica VIF Money Market Portfolio which are estimates for the year 1998, its first year of operation. Actual expenses in future years may be higher or lower than these figures.

Notes to Fee Table:
(1) From time to time, the portfolios' investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar years 1997 and 1998. Without such waivers or reimbursements, the annual expenses for 1996 for certain portfolios would have been, as a percentage of assets, as follows:

                                                                                                 Total Portfolio
          Portfolio                                    Management Fee        Other Expenses      Annual Expense
          ---------                                    --------------        --------------      --------------
          Janus Aspen Worldwide Growth                 0.77                  0.14                0.91
          Morgan Stanley UF International Magnum       0.80                  0.53                1.33
          OCC Accumulation Trust Small Cap             0.80                  0.26                1.06
          MFS VIT Emerging Growth                      0.75                  0.41                1.16
          Alliance VPF Premier Growth                  1.00                  0.23                1.23
          MFS VIT Research                             0.75                  0.73                1.48
          Transamerica VIF Growth                      0.75                  0.59                1.34
          Alliance VPF Growth & Income                 0.63                  0.32                0.95
          MFS VIT Growth with Income                   0.75                  1.32                2.07
          Janus Aspen Balanced                         0.92                  0.15                1.07
          Morgan Stanley UF High Yield                 0.50                  0.53                1.03
          Morgan Stanley UF Fixed Income               0.40                  0.46                0.86

The expenses of the Transamerica VIF Growth Portfolio reflect all 12 months of 1996, including the first 10 months of 1996 when the portfolio was organized as a separate account of Transamerica Occidental Life Insurance Company; for those 10 months, the separate account was assessed mortality and expense risk charges which will no longer be assessed at the portfolio level. Without expense reimbursements, the other expenses for the first year of operation for the Transamerica VIF Money Market Portfolio are expected to be 0.80% There were no fee waivers or expense reimbursements for the Dreyfus VIF Small Cap Portfolio, Dreyfus VIF Capital Appreciation Portfolio, Alger American Income and Growth Portfolio or OCC Accumulation Trust Managed Portfolio.

(2) The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further information on these breakpoints is provided in the prospectuses for the portfolios.



                           (3)      Distributions


                                    No  distributions  are made to Policy owners
                                    except   voluntary   surrenders  or  partial
                                    withdrawals, or to beneficiaries except upon payment of death proceeds. Surrenders and partial withdrawals may be subject to the surrender and partial withdrawal charges described in 13(a)(1), above. Also see Item 21.


                       (4)      Cumulated or Reinvested Distributions or Income

                                    Distributions   from  the   portfolios   are
                                    reinvested by  sub-accounts  of the Separate
                                    Account   in   additional   shares   of  the
                                    respective portfolios, without charge, at net asset value.

                           (5)      Redeemed or Liquidated Assets of the Trust's
 Securities

                                    See  "Surrender   Charge"  and  "Charges  on
                                    Partial Withdrawals" under Item 13(a)(1) above.

                  (b) For each installment payment type of periodic payment plan certificate of the trust, furnish information with respect to sales load and other deductions from principal payments.


                           A payment expense charge of 4.0% of each payment will be deducted for premium taxes imposed by various states and local jurisdictions, for federal taxes ("DAC taxes") to compensate the Company for its increased federal income tax as a result of payments received in connection with the Policy, and for sales expenses. No other deductions are made from payments prior to allocation to the Fixed Account or the Separate Account. All other charges and deductions are made from Policy value or from net assets of the Separate Account.


                  (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.


                           The only deduction from payments is the 4.0% deduction for payment expense charges as described in
                           (b), above. A surrender charge is calculated at issuance of the Policy and for increases in face amounts, but is deducted if at all, only upon surrender or decreases in face amount within 10 Policy years from issue or from the date of increase in face amount. Also, a transaction charge equal to the lesser of 2% of the partial withdrawal amount or $25 will be deducted on partial withdrawals. A partial withdrawal charge of up to 5% of the withdrawal amount may also be deducted on partial withdrawals.


                  (d) Explain fully the reasons for any difference in the price at which securities are offered for any class of transactions to any class or group of officers, including officers, directors or employees of the deposition trustee, custodian or principal underwriter.

                           Not Applicable.

                  (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.


                           The Company reserves the right to impose a charge for changing the net payment allocation instructions, for changing the allocation of the monthly insurance protection charges, or for providing more than one projection of values during a Policy year. No such charges are currently imposed and any such charge is guaranteed not to exceed $25.00.


                  (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing, may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.


                           Neither the Company, Transamerica Securities Sales Corporation nor any affiliated person of the foregoing may receive any profit or any other benefit from payments under the Policy or the investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale or purchase of the Policy or shares of the portfolios, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Policy exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others, including the company's agents, for services rendered in connection with the distribution of the Policy, as described in Item 38, but such payments will be made from the Fixed Account; and (4) the investment advisers of the respective portfolios will receive an advisory fee, as described in Item 13(a)(2).


                  (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                           Not Applicable.  The Separate Account has no assets
 as of the date of this filing.


         Information Concerning the Operations of the Trust

         14. Describe the procedure with respect to the applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.


                  Individuals wishing to purchase a Policy must submit a completed application to an authorized registered agent who will forward the application to the Company's Variable Life Service Center. The Company generally will issue a Policy only on the lives of Insureds age 80 and under, who supply evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason.


                  Within limits, applicants may choose the amount of the initial premium desired and the initial face amount of the Policy. The Company may limit the face amount which we will issue. Currently, the minimum specified face amount of insurance for which a Policy may be issued is $100,000.

                  The Policy will be effective on the date of issue only after all outstanding delivery requirements are satisfied and the Company has received a sufficient payment. The date of issue is the date used to determine all future periodic transactions under the Policy, e.g., monthly payment date, Policy months and Policy years. Within limits, the Company may establish an earlier date of issue.


                  If a prospective Policy owner makes an initial payment of at least one minimum monthly payment, we will issue a conditional receipt which provides fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are the completion of both parts of the application, completion of all underwriting requirements, and the proposed Insured must be insurable under Transamerica's rules for insurance under the Policy, in the amount, and in the underwriting class applied for in the application. After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.


                  If the application is approved, the date of issue will generally be within two days of approval. If payments are made before the date of issuance, the payments will be allocated initially to the Fixed Account. If the Applicant does not wish to make any payment until the Policy is issued, or if the amount of money paid on a prepaid application is not sufficient to place the Policy in force, the Company will require submission upon delivery of the Policy of sufficient payment to place the Policy in force upon delivery of the Policy. If the Policy is not issued, the applicant will receive an amount equal to the payments made. No Policy will be in force until sufficient payment is paid.


         15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  PAYMENTS - Payments are payable only to the Company, and may be mailed to the Company's Variable Life Service Center or paid through an authorized agent of the Company. All payments after the initial payment are credited to the Separate Account or Fixed Account as of date of receipt at the Variable Life Service Center.

                  The Policy owner may establish a schedule of planned payments which will be billed by the Company at regular intervals. Failure to pay planned payments, however, will not itself cause the Policy to lapse. The Policy owner may also make unscheduled payments at any time or skip planned premium payments subject to the maximum and minimum payment limitations described below.


                  The Policy owner may also elect to make payments by means of a monthly automatic payment ("MAP") procedure. Under a MAP procedure, amounts will be deducted each month, generally on the 15th of the month, from the Policy owner's checking account and applied as a payment under a Policy. The minimum payment permitted under MAP is $50.

                  Payments are not limited as to frequency and number. However, no payment (other than a payment under the MAP procedure) may be less than $100 without the Company's consent. Moreover, payments must be sufficient to provide a positive surrender value on each Monthly Processing Date, or the Policy may lapse.


                  The total of all payments paid can never exceed the then-current maximum payment limitation determined by Internal Revenue Service rules. Thus, the Company may limit the payments received in any Policy year to an amount not less than the "guideline level premium" determined by the Company with respect to the Policy. In addition, the sum of the payments paid, less any partial withdrawals, may not exceed the greater of the guideline single premium or the sum of the guideline level premiums to the date of payment. The guideline premium amounts will change whenever there is any change in the face amount, the addition or deletion of a rider, or a change in the death benefit option. These payment limitations do not apply to the extent necessary to prevent lapse of the Policy during a Policy year.

                  If at any time a payment is paid that would result in total payments exceeding the then current maximum premium limitation, the Company will accept only that portion of the payment that would make total premiums equal the maximum limitation. Payments in excess of that amount will be applied first to reduce any outstanding debt on the Policy and then will be refunded to the Policy owner, and no further payments will be accepted until allowed by the current maximum premium limitation prescribed by Internal Revenue Service rules.


                  If the application is approved and the Policy is issued, the Company will allocate the Policy Value according to the Policy owner's instructions within two days of our approval of the application. However, if the Policy provides for a full refund of the initial payment under its "Right to Examine Policy" provision as required in the Policy owner's state, the Company will initially allocate the sub-account investments solely to the Money Market sub-account. This allocation to the Money Market sub-account will be for 14 days from issuance (or a longer period if required under state law). After this, we will allocate all amounts according to the Policy owner's investment choices.



         16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Each sub-account of the Separate Account invests its assets in shares of a corresponding portfolio. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

                  Amounts of net payments allocated to a sub-account, transfers to that sub-account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the sub-account in connection with Policy surrenders, partial withdrawals, transfers, and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of portfolio shares will be made for a sub-account at net asset value. All income, dividends and realized gain distributions of a portfolio will be reinvested in shares of the respective portfolio at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days where there is a sufficient degree of trading in a portfolio's securities such that the current net asset value of the sub-accounts may be materially affected.


         17. (a) Describe the procedure with respect to partial withdrawal or redemption by security holders.

                           SURRENDER  - Before  the  Insured's  death,  a Policy
                           owner may at any time surrender the Policy and receive its surrender value (i.e., Policy value, less any outstanding loan and applicable surrender charges) upon written request signed by the Policy owner and mailed to our Variable Life Service Center. The surrender value will be based on the Policy value as of the valuation date on which the request is received at the Variable Life Service Center. A surrender charge may be deducted when a Policy is surrendered.

                           See Item 13(a), "Surrender."

                           The surrender value is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and partial withdrawals of amounts funded by each sub-account during any period when (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays, (2) the SEC has by order permitted such suspension, or (3) an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of each sub-account is not reasonably practicable.

                           The right is reserved by the Company to defer surrenders and partial withdrawal of amounts allocated to the Fixed Account for a period not to exceed six months.


                           PARTIAL WITHDRAWAL - At any time after the first Policy year (and before the paid-up insurance option is exercised), a Policy owner may redeem a portion of the Policy Value of his or her Policy, subject to the limits stated below, upon written request signed by the Policy owner and filed at the Variable Life Service Center.


                           The Policy owner may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If no allocation instructions are provided, the Company will make a pro rata allocation.


                           A partial withdrawal from a sub-account will result in cancellation of a number of Units equivalent in value to the amount withdrawn, computed as of the valuation date that the request is received at the Company's Variable Life Service Center. The amount withdrawn equals the amount requested by the Policy owner plus any applicable charges. The Company will normally pay the amount of the partial withdrawal within seven days, but may delay payment under certain circumstances described above under "Surrender." Each partial withdrawal must be in a minimum amount of $500. See Item 13(a), "Partial Withdrawals."


                  (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                           The Company is required to process all surrender and partial withdrawal requests as described in Item 17(a). The portfolios will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

                  (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                           If a  Policy  is  surrendered,  the  Policy  will  be
canceled and may not be reissued.

                           If a Policy terminates due to lapse or foreclosure, the Policy may be reinstated as provided below.


                           TERMINATION - The failure to make payments will not cause the Policy to lapse unless: (a) the surrender value is insufficient to cover the next monthly insurance protection charge plus loan interest accrued; or (b) if outstanding loan exceeds the Policy value less surrender charges. If one of these situations occurs, the Policy will be in default. The Policy owner will then have a grace period of 62 days, measured from the date of default, to make sufficient payments to prevent termination. On the date of default, the Company will send a notice to the Policy owner and to any assignee of record. The notice will state the amount of payment due and the date on which it is due. Failure to make a sufficient payment within the grace period will result in termination of the Policy without any Policy value. If the Insured dies during the grace period, the Death Benefit will still be payable, but any monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge will be deducted from the Death Benefit . Except for the situation described in (b) above, if, during the first 48 months after the date of issue or the effective date of an increase in face amount, the Policy owner makes payments, less any outstanding loans, partial withdrawals, and partial withdrawal charges at least equal to the sum of the minimum monthly payments for the number of months the Policy, increase or Policy change which causes a change in the minimum monthly payment has been in force, the Policy is guaranteed not to lapse during that period. A Policy change which causes a change in the minimum monthly payment is a change in the face amount or the addition or deletion of a rider. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

                           If the Guaranteed Death Benefit Rider was elected and was not previously terminated, the payments of a sufficient amount, minus outstanding loans, partial withdrawals, and partial withdrawal charges will assure that the Policy will not lapse. On each Policy anniversary the payments net of adjustments must equal or exceed the required premium amounts or the Rider will terminate. Currently, the required premium amounts are (a) 90% of the guideline level premium times the number of years (adjusted for Policy changes) since issue for the level death benefit option, or (b) 75% of guideline level premium times the number of years since issue (adjusted for Policy changes) for the adjustable death benefit option. REINSTATEMENT - If the Policy has not been surrendered and the Insured is alive, the terminated Policy may be reinstated anytime within three years after the date of default and before the Final Payment Date (or the Maturity Date if the termination was due to the outstanding loan being in excess of the Policy Value less surrender charges, by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability showing the Insured is insurable according to the Company's underwriting rules; and
                           (3) a payment that, after the deduction of the tax expense charges, is large enough to cover the minimum amount payable, as described below.


                           Minimum Amount Payable - If reinstatement is requested less than 48 months either after the date of issue of the Policy or the effective date of an increase in the face amount, the Policy owner must pay the lesser of the amount shown in A or B:


                           Under A, the minimum amount payable is the minimum monthly payment for the three-month period beginning on the date of reinstatement.


                           Under B, the minimum amount payable is the sum of

                           o the amount by which the surrender charge as of the date of reinstatement exceeds the Policy value on the date of default; plus

                           o monthly insurance protection charges for the three-month period beginning on the date of reinstatement.

                           If reinstatement is requested after 48 monthly processing dates from the date of issue of the Policy or an increase in the face amount, the Policy owner must pay the amount shown in B above.

                           Surrender Charge - The surrender charge on the date of reinstatement is the surrender charge which would have been in effect had the Policy remained in force from the date of issue. The Policy value less any outstanding loan on the date of default will be restored to the Policy to the extent it does not exceed the surrender charge on the date of reinstatement. Any Policy value less any outstanding loan as of the date of default which exceeds the surrender charge on the date of reinstatement will not be restored.

                           Policy Value on  Reinstatement  - The Policy value on
the date of reinstatement is:


                           o the net payment paid to reinstate the Policy increased by interest from the date the payment was received at the Company'sVariable Life Service Center;


                           o plus an amount equal to the Policy value less any outstanding loan on the date of default to the extent it does not exceed the surrender charge on the date of reinstatement;

                           o        minus the monthly insurance protection
charges due on the date of reinstatement.

                           The Policy owner may reinstate any outstanding loan on the date of default or foreclosure.

         18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Distributions   with  respect  to  the  shares  of  a
                           portfolio held by a sub-account are reinvested in shares of that portfolio at net asset value. Such shares are added to the assets of the respective sub-account.

                  (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.


                           No distributions are made to Policy owners (or beneficiaries) other than in connection with a death benefit or with a Policy owner-initiated loan, partial withdrawal or surrender of the Policy. See Items 13(a) and 21.


                  (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling same.

                           Net   payments   placed  in  the   Separate   Account
                           constitute certain reserves for benefits under the Policy.

                  (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share.
                           If  distributions  from  sources  other than  current
income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.


     Not Applicable. The Separate Account has not begun business operations.

         19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Policy, including the number and value of units of each sub-account credited to each Policy and the value of accumulations in the Fixed Account.


                  Issuance and transfer of portfolio shares will be by book entry only. Stock certificates of the portfolios will not be issued to the Company or Separate Account. Shares ordered from the portfolios will be recorded in an appropriate title for the Separate Account or appropriate sub-account.


                  Policy owners will be sent promptly statements of significant transactions such as payments, changes in specified face amount, change in death benefit option, transfers among sub-accounts and the Fixed Account, partial withdrawals, increases in loan amount by the Policy owner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Policy owner. The annual statement will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy value, surrender value, amounts in the sub-accounts and Fixed Account, and any Policy loan(s).


                  In addition, the Policy owners will be sent semi-annual reports of the underlying portfolios and other information for the Separate Account as required by the 1940 Act.


         20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

                  (a)      Amendments to such indenture or agreement.

                           Not Applicable.

                  (b)  The  extension  or   termination  of  such  indenture  or
agreement.

                           Not Applicable.

                  (c)      The  removal  or   resignation   of  the  trustee  or
                           custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                           The Company will act as custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

                  (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                           Not Applicable.

                  (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                           There is no such provision in an indenture or agreement. Under California law, the Company may not abrogate its obligation under the Policies.

                  (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                           There  is no  such  provision  in  any  indenture  or
agreement.


          21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.


                           Loans may be obtained by request to the Company on the sole security of the Policy. The total amount of loans which may be outstanding at any time is the loan value. In the first Policy year, the loan value is 75% of an amount equal to (a) the Policy value less (b) surrender charges, monthly insurance protection charges due to the end of the Policy year, and interest on the outstanding loan to the end of the Policy year. The loan value in the second Policy year and thereafter is 90% of an amount equal to Policy value minus surrender charges.

                           A Policy loan may be allocated among the Fixed Account and one or more sub-accounts. If the Policy owner does not make an allocation, the Company will allocate the loan in the same proportion that the portion of Policy value in the Fixed Account and the portion of Policy value in each sub-account bear to the total Policy value on the date the Company receives the loan request. The portion of the Policy value in each sub-account equal to the Policy loan allocated to such sub-account will be transferred to the Fixed Account, and the number of Units equal to Policy Value so transferred will be canceled. Amounts transferred to or held in the Fixed Account to secure Debt will earn interest at a rate equal to an effective annual yield of at least 6% (7.5% for "preferred loans").

                           After due and unpaid interest is added to loan amount, if the new loan amount exceeds the Policy value in the Fixed Account, the Company will transfer Policy value equal to that shortfall from each sub-account to the Fixed Account as security for the excess loan principal. The Company will allocate the amount transferred among the sub-accounts in the same proportion that the portion of the Policy value in each sub-account bears to the total Policy value in all sub-accounts.


                           LOAN INTEREST CHARGED - Interest accrues daily and is payable in arrears at the annual rate of 8%. Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan principal and bear interest at the same rate of interest.


                           REPAYMENT OF OUTSTANDING LOAN- Loans may be repaid at any time prior to the lapse of the Policy. Upon repayment of any outstanding loan, the portion of the Policy value that is in the Fixed Account securing any outstanding loan will be transferred to the various sub-accounts and increase the portion of Policy value in such sub-accounts in accordance with the Policy owner's instructions. If the Policy owner does not make a repayment allocation, the Company will allocate Policy value in accordance with the Policy owner's most recent payment allocation instructions; provided, however, that loan repayments allocated to the Separate Account cannot exceed Policy value previously transferred from the Separate Account to secure the outstanding loan.


                           FORECLOSURE - If any outstanding loan exceeds the surrender value of the Policy, the Policy will terminate. A notice of such pending termination will be mailed to the last known address of the Policy owner and any assignee. If the excess outstanding loan is not paid within 62 days after this notice is mailed, the Policy will terminate with no value. A Policy may be reinstated following loan foreclosure.

                  (b)      Furnish  a  brief  description  of any  procedure  or
                           arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                           See Items 10(i) and 21(a), above. No other loans are made, except under the terms of life insurance policies which may be issued by the depositor or affiliated insurance companies.

                  (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing, aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           Not Applicable.

         22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  The Policies provide that the Company shall not be charged with notice of any assignment of the Policy unless it is in writing and filed at the Company's Variable Life Service Center. The Company assumes no liability for the validity of any assignment.

         23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  The depositor is insured under a broad manuscript fidelity bond program with coverage limits of $40,000,000. The lead underwriter is Continental Casualty Company of Chicago, Illinois.






         24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  Participation Agreement. The Company and the portfolios will enter into Participation Agreements which define the terms under which the sub-accounts of Separate Account invest in the portfolios.

                  POLICY OWNER - The Policy owner is the Insured unless another Policy owner has been named in the application for the Policy. The Policy owner is generally entitled to exercise all rights under a Policy while the Insured is alive, subject to the consent of any irrevocable beneficiary (the consent of a revocable beneficiary is not required). The consent of the Insured is required whenever the face amount of insurance is increased.


                  BENEFICIARY - The beneficiary is the person or persons to whom the insurance proceeds are payable upon the Insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the death of the Insured. While the Insured is alive, the Policy owner may change any beneficiary unless the Policy owner has declared a beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Policy owner (or the Policy owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, they will be paid in equal shares, unless the Policy owner has chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally.

                  INCONTESTABILITY  - Except for fraud (where permitted by state law) or nonpayment of premium, the Company will not contest the validity of a Policy after it has been in force during the Insured's lifetime for two years from the date of issue. This provision does not apply to riders providing benefits specifically for disability or death by accident. Except for fraud (where permitted by state law) or nonpayment of premium, the Company will not contest the validity of any increase in the face amount after such increase or rider has been in force during the Insured's lifetime for two years from its effective date.

                  SUICIDE - The net death benefit will not be paid if the Insured commits suicide, while sane or insane, generally within two years from the date of issue. Instead, the Company will pay the beneficiary an amount equal to all payments paid for the Policy, without interest, less any outstanding loan and less any partial withdrawals. If the Insured commits suicide, while sane or insane, generally within two years from the effective date of any increase in theface amount, the Company's liability with respect to such increase will be limited to a refund of the cost thereof. The beneficiary will receive the monthly insurance protection charges paid for such increase, along with any other net death benefit payable under the Policy.

                  AGE AND SEX - If the Insured's age or sex as stated in the application for a Policy is not correct, benefits under a Policy will be adjusted to reflect the correct age and sex. The adjusted benefit will be the Policy Value plus the insurance protection amount that would have been purchased by the most recent cost of insurance charge using the correct age and sex. In no event will the death benefit be reduced to less than the Guideline MinimumSum Insured. In the case of a Policy issued on a unisex basis, this provision as it relates to misstatement of sex does not apply.

                  ASSIGNMENT - The Policy owner may assign a Policy as collateral or make an absolute assignment of the Policy. All rights under the Policy will be transferred to the extent of the assignee's interest. When recorded, the assignment will take effect as of the date the written request was signed. The Company is not bound by an assignment or release thereof, unless it is in writing and is recorded at the Company'sVariable Life Service Center. Any rights created by the assignment will be subject to any payments made or actions taken by the Company before the assignment is recorded. The Company is not responsible for the validity of any assignment or release.


III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

         Organization and Operations of Depositor

         25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  The Company is a stock life insurance company incorporated under the laws of the state of California in 1906.

         26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                           Not Applicable.

                  (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:


                           The  Company  has not  received  any  such fee or any
participation in fees.


                           (1)      The nature of such fee or participation.

                                    Not Applicable.

                           (2) The name of the person making payments.

                                    Not Applicable.

                           (3) The nature of the services rendered in consideration for such fee or participation. Not Applicable.

                           (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.
                                    Not Applicable.

         27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.


                  The Company is a California life insurance company licensed to sell life insurance in the District of Columbia, Puerto Rico, Virgin Islands and Guam and all states except New York.


                  The  Company  offers  registered  variable  life  and  annuity policies through other separate accounts registered as unit investment trusts and one, Separate Account Fund B, as a management investment company. The Company serves as investment adviser to Separate Account Fund B.

         Officials and Affiliated Persons of Depositor


         28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                           (i)         name and principal business address;

                           (ii) nature of relationship or affiliation with depositor of the trust; (iii) ownership of all securities of the depositor; (iv) ownership of all securities of the trust; (v) other companies of which each person named above is presently officer, director or partner.

                           See 28(b) and 29, below.

                           (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                                       The principal occupations and business experience for the last five years of Directors and Executive Officers of the Company are as follows:

                       DIRECTORS AND PRINCIPAL OFFICERS OF
                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY


         Robert                                      Abeles* Director, Executive
                                                     Vice  President  and  Chief
                                                     Financial  Officer of TOLIC
                                                     since 1996.  Executive Vice
                                                     President     and     Chief
                                                     Financial  Officer of First
                                                     Interstate      Bank     of
                                                     California   from  1990  to
                                                     1996.

         Nicki                                       Bair* Senior Vice President
                                                     of TOLIC since  1996.  Vice
                                                     President   of  TOLIC  from
                                                     1991 to 1996.

         Roy                                         Chong-Kit*    Senior   Vice
                                                     President  and  Actuary  of
                                                     TOLIC  since   1997.   Vice
                                                     President  and  Actuary  of
                                                     TOLIC  from  1995 to  1997.
                                                     Actuary  of TOLIC from 1988
                                                     to 1995.

         Bruce                                       Clark*      Senior     Vice
                                                     President and Chief Actuary
                                                     of TOLIC since  1996.  Vice
                                                     President  and  Actuary  of
                                                     TOLIC  from  1994 to  1996.
                                                     Vice      President     and
                                                     Associate  Actuary of TOLIC
                                                     from 1988 to 1994.

         Thomas J. Cusack*                  Director, Chairman, President and Chief Executive
                                            Officer of TOLIC since 1997.  Director, President and Chief
                                            Executive Officer of TOLIC since 1995.  Senior Vice President of Transamerica Corporation from 1993 to 1995.  Vice President of Corporate Development of General Electric Company from 1989 to 1993.

         James W. Dederer, CLU*             Director, Executive Vice President, General
                                            Counsel and Corporate Secretary of TOLIC since 1988.

         Richard H. Finn****                Director and Executive Vice President of
                                            Transamerica Corporation since 1993.  Director, President and
                                            Chief Executive Officer of Transamerica Finance Group, Inc.
                                            since 1990.

         David E. Gooding*                  Director and Executive Vice President of TOLIC since 1992.

         Edgar H. Grubb****                 Director, Executive Vice President and Chief
                                            Financial Officer of Transamerica Corporation since 1993.
                                            Senior Vice President of Transamerica Corporation 1989-1993.

         Frank C. Herringer****             Director, President and Chief Executive
                                            Officer of Transamerica Corporation since 1991.

         Daniel E. Jund, FLMI*              Senior Vice President of TOLIC since 1988.

         Richard N. Latzer****                        Director, Senior Vice President and Chief
                                                     Investment Officer of Transamerica Corporation since 1989.
                                                     Director, President and Chief Executive Officer of
                                                     Transamerica Investment Services, Inc.  since 1988.

         Karen                                       MacDonald* Director, Senior
                                                     Vice      President     and
                                                     Corporate  Actuary of TOLIC
                                                     since  1995.   Senior  Vice
                                                     President   and   Corporate
                                                     Actuary from 1992 to 1995.

         Gary U. Rolle'*                             Director, Executive Vice President
                                                     and Chief Investment Officer of Transamerica Investment
                                                    Services, Inc. since 1981.


         William                                     N.   Scott,   CLU,   FLMI**
                                                     Senior  Vice  President  of
                                                     TOLIC  since   1993.   Vice
                                                     President   of  TOLIC  from
                                                     1988 to 1993.

         T.                                          Desmond  Sugrue*   Director
                                                     and     Executive      Vice
                                                     President  of  TOLIC  since
                                                     1997. Senior Vice President
                                                     of TOLIC from 1996 to 1997.
                                                     Self-employed  - Consulting
                                                     from 1994 to 1996. Employed
                                                     at  Bank  of  America  from
                                                     1988 to 1993.

         Claude                                      W. Thau,  FSA** Senior Vice
                                                     President  of  TOLIC  since
                                                     1996.   Vice  President  of
                                                     TOLIC from 1985 to 1996.

         Bruce A. Turkstra*                                            Executive Vice President and Chief
                                                     Information Officer since 1997.  Chief Information Officer of
                                                     Anderson Worldwide from 1991-1997.

         Nooruddin S. Veerjee, FSA*                           Director, President of Group Pension Division of
                                                     TOLIC since 1993.    President of Insurance Products Division
                                                     since 1997.
                                                     Senior  Vice  President  of
                                                     TOLIC  from  1992 to  1993.
                                                     Vice   President  of  TOLIC
                                                     from 1990 to 1992.

         Ron                                         F.   Wagley*   Senior  Vice
                                                     President  and Chief Agency
                                                     Officer   of  TOLIC   since
                                                     1993.   Vice  President  of
                                                     TOLIC from 1989 to 1993.

         Robert A. Watson****                                          Director and Executive Vice President of
                                                     Transamerica Corporation since 1995.  President and Chief
                                                     Executive Officer Westinghouse Financial Services, 1992-1995.

         William                                     R. Wellnitz,  FSA*** Senior
                                                     Vice  President and Actuary
                                                     of TOLIC since  1996.  Vice
                                                     President  and  Reinsurance
                                                     Actuary  of TOLIC from 1988
                                                     to 1996.

         *The business address is 1150 South Olive Street, Los Angeles, California 90015.
**The business address is 1100 Walnut Street,  23rd
         Floor,  Kansas City,  Missouri 64106.
***The  business  address is 401
         North Tryon Street,  Charlotte,  North Carolina 28202.
****The business
         address is 600 Montgomery Street, San Francisco, California 94111.



Companies Owning Securities of Depositor

         29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of depositor.


                   The Company is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, 1150 South Olive Street, Los Angeles, which in turn is a wholly-owned subsidiary of Transamerica Corporation, 600 Montgomery Street, San Francisco, California. Transamerica Corporation is organized under the laws of the state of Delaware.


      Controlling Persons

         30. Furnish as at latest practicable date the following information with respect to any person other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                   None.

         Compensation of Officers of Depositor


         31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:


                   (a) directly to each of the officers or partners or the depositor directly receiving the three highest amounts of remuneration;

                           None.  No person received compensation for services
rendered to the trust (separate
                           account).

                   (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

                           None.  No person received compensation for services
rendered to the trust (separate
                           account).


                   (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:


                           None.  No person received compensation for services
rendered to the trust (separate
                           account).

         Compensation of Directors

         32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

                  (a)      the aggregate direct remuneration to directors;

                           None.

                  (b)      indirectly or through subsidiaries to directors.

                           Not Applicable.

         Compensation to Employees

         33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                         Not applicable.


                (b) Furnish the following information with respect to the renumeration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.



                         Not Applicable.

         Compensation to Other Persons


         34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and
                33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.


                Not Applicable.

         IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES

         Distribution of Securities


         35. Furnish the names of the states in which sales of the trust's securities (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.


                (a)      Sale of the Policies has not commenced in any state.


                (b) Following the effectiveness of the Separate Account 's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Policies in the District of Columbia, Guam, Virgin Islands, and Puerto Rico and in all states except New York.


                (c)      Not Applicable.


         36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

                         Not Applicable.

         37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of denial

                                Not Applicable.

                         (3) Brief statement of reasons given for denial

                                Not  Applicable.

                (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of revocation

                                Not Applicable.

                         (3) Brief statement of reasons given for revocation

                                Not Applicable.

         38. (a) Furnish a general description of the method of distribution of securities of the trust.


                         Transamerica Securities Sales Corporation, an affiliate of the Company, will act as principal underwriter of the Policies pursuant to a Distribution Agreement with the Company and the Separate Account. Transamerica Securities Sales Corporation is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The policies will be sold by agents of the Company who are registered representatives of independent broker-dealers.

                (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                         The Company and Separate Account will execute a Distribution Services Agreement ("Agreement") with Transamerica Securities Sales Corporation ("TSSC"), its principal underwriter. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.


                (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications, and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).


                         Principal Underwriter TSSC pays to broker-dealers who sell the Policy commissions based on a commission schedule. After the date of issue or an increase in face amount, commissions will be 90% of the first-year payments up to a payment amount we established and 5% of any excess. After the first year, commissions will be 2% of payments plus 0.30% annually of unloaned Policy Value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


         Information Concerning Principal Underwriter

         39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.


                         The principal underwriter of the policies, Transamerica Securities Sales Corporation, was incorporated under the laws of Maryland, February 26, 1986.


                (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities
Dealers, Inc. (NASD).

                         The Policies will be distributed only by broker-dealers
which are members of the NASD.

         40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

                         None.

                (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                         None.

                         (1)    The nature of such fee or participation.

                                None.

                         (2) The name of the person making payment.

                                None.

                         (3)   The   nature   of  the   services   rendered   in
consideration for such fee or participation.

                                None.

                         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                None.

         41. (a) Describe the general character of the business principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.



                         Transamerica Securities Sales Corporation is a registered broker-dealer and a member of the NASD.
                         Transamerica Securities Sales Corporation acts as principal underwriter of variable annuity and variable life contracts issued by separate accounts of the Company and of variable annuities issued by Transamerica Life Insurance and Annuity Company and of Premier Funds, Inc. The variable contracts issued by the Company are sold through registered representatives of affiliated broker-dealers and of independent broker-dealers who are also licensed as insurance agents of the Company.


                (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                         Not Applicable. The Separate Account is not yet issuing securities.

                (c)      Furnish  the  number  of  individual  salesmen  of each
                         principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                         Not Applicable.  The Policies have not yet been issued.

         42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter (ownership of securities of the Trust).

                Not Applicable.  The Policies have not yet been issued.

         43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                Not Applicable.

         Offering Price or Acquisition Valuation of Securities of the Trust

         44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purposes of determining the offering price to the public of securities issued the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.


                         The net payment equals the payment made less the 4% payment expense charge. Each net payment is allocated to the Fixed Account of the Company and/or to the sub-account(s) selected by the Policy owner. Allocations to the sub-accounts are credited to the Policy in the form of Units. Units are credited separately for each sub-account. The number of Units of each sub-account credited to the Policy is equal to the portion of the net payment allocated to the sub-account, divided by the dollar value of the applicable Unit as of the valuation date the payment is received at the Company's Variable Life Service Center (except that other dating rules generally apply to premiums received before the application is approved; see PAYMENTS). The number of Units resulting from each net premium will remain fixed unless changed by a subsequent split of Unit value, transfer, partial withdrawal or surrender. In addition, if the Company deducts the monthly insurance protection charges or other charges from Policy Value in a sub-account (as a result of Policy owner instructions or the pro rata allocation of charges if the Policy owner has given no instruction), each such deduction will result in cancellation of a number of Units equal in value to the charge allocated to the sub-account. The dollar value of a Unit of each sub-account varies from valuation date to valuation date based on the investment experience of that sub-account. That experience, in turn, will reflect the investment performance, expenses and charges of the respective underlying portfolios. The value of a Unit is set at $10.00 on the first Valuation Date of each sub-account. The value of a Unit for a valuation period after the first Valuation Date equals the product of the net investment factor times the Unit Value as of the prior valuation date.

                         Net Investment Factor The net investment factor measures the investment performance of a sub-account during the valuation period that has just ended. The net investment factor is the result of (a) plus (b), divided by (c), minus (d) and minus (e) where:

                         (a) is the net asset value per share of a portfolio held in the sub-account determined at the end of the current valuation period;

                         (b) is the per share amount of any dividend or capital gain distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period;

                         (c) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period;

                         (d) is a charge for mortality and expense risks; and

                         (e) is a charge for administration during a period not exceeding the first twenty Policy years.





                         The net investment factor may be greater or less than one. Therefore, the value of a Unit may increase or decrease. The Policy owner bears the investment risk.


                         Allocations to the Fixed Account are not converted into Units, but are credited interest at rates periodically set by the Company.


                (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as of the latest practicable date.

                         No Policies have been issued or offered for sale to the
public.

                (c) If there is any variation in offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                         At any time, the "price" of a Unit of a sub-account will be the same for all Policy owners. However, the cost of insurance charges for the Policies will not be the same for all Policy owners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Policy owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Policy owners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

         45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:



                (a)      by whose action redemption rights were suspended;


                         Not Applicable.


                (b) the number of days' written notice given to security holders prior to suspension of redemption rights;


                         Not Applicable.


                (c)      reason for suspension;


                         Not Applicable.

                (d) period during which suspension was in effect.

                         Not Applicable.

         46.  (a)        Furnish the following information with respect to the
 method of determining the redemption
                         or

                partial withdrawal valuation of securities issued by the trust:


                         (1) The  source of  quotations  used to  determine  the
value of portfolio securities.

                                The sub-accounts invest only in shares of the portfolios. Shares of each are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective-sub-accounts. See Item 44(a).

                         (2) Whether opening, closing, bid, asked or any other
price is used.

                                See 44(a) and 46(a)(1), above.

                         (3) Whether price is as of the day of sale or as of any
other time.

                                See 44(a) and 46(a)(1), above.

                         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).



                                Policy Value and Surrender Value - The Policy value is the total amount available for investment and is equal to the sum of the accumulation in the Fixed Account and the value of the Units in the sub-accounts. The Policy value is used in determining the surrender value (the Policy value less any outstanding loan and applicable surrender charges). There is no guaranteed minimum Policy value. Because Policy value on any date depends upon a number of variables, it cannot be predetermined. Policy value and surrender value will reflect the frequency and amount of net payments, paid, interest credited to accumulations in the Fixed Account, the investment performance of the chosen sub-accounts of the Separate Account, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Policy.

                                Calculation of Policy Value - The Policy value is determined first on the date of issue and thereafter on each valuation date. On the date of issue, the Policy Value is (a) the value of the amounts allocated to the Fixed Account and sub-account(s), net of mortality and expense risk charges, administration charges and portfolio expenses; minus (b) the monthly insurance protection charge due. On each valuation date after the date of issue the Policy value will be:


                                (a) the aggregate of the values in each of the sub-accounts on the valuation date, determined for each sub-account by multiplying the value of a Unit in that sub-account on that date by the number of such Units allocated to the Policy; plus

                                (b)   the value in the Fixed Account  (including
                                      any  amounts   transferred  to  the  Fixed
                                      Account with respect to a loan).

                                Thus, the Policy value is determined by multiplying the number of Units in each sub-account by the value of the applicable Units on the particular valuation date, adding the products, and adding the amount of the accumulations in the Fixed Account, if any. Also see Item 44(a), above.


                                Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the company does not intend to make a charge for federal income taxes. If there is a change in tax status or in law resulting in tax liabilities to the Company, the Company may assess a charge against the Policy Value. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.


                         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.


Units of the sub-accounts will be redeemed at net asset value. However, under the
Policies, a surrender or partial redemption may be subject to surrender charges. See 13(a), "SURRENDER CHARGES" and "PARTIAL WITHDRAWAL."


                         (6) Whether adjustments are made for fractions.

                                No adjustments are made for fractions.

                (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as of the latest practicable date.

                         No policies have been issued or offered for sale to the
public.

         Purchase and sale of interests in underlying securities from and to Security Holders

         47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.


                All purchases and redemptions of shares of the portfolios are at net asset value. The Company will redeem sufficient shares of the portfolios to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Policy.

V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

         48. Furnish the following information as to each trustee or custodian of the trust.

                The Company maintains custody of all securities of the Separate Account. The Separate
Account has no trustees.  See Item 3.

                (a)      Name and principal address:

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

                (b)      Form of organization:

                         Stock life insurance company.

                (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                         Incorporated under the laws of California.

                (d) Name of governmental supervising or examining authority.

                         California Department of Insurance..  The Company is
also subject to examination by the
                         insurance departments of each state in which it does
business.

         49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

                The Company is not paid a separate fee for expenses or services rendered as custodian of the Separate Account.

                A daily charge currently equivalent to an effective annual rate of 0.65% of the daily net asset value of each sub-account is imposed to compensate the Company for its assumption of certain mortality and expense risks. Such expense risks include the risks of increased costs associated with the custodian function. Additionally, during the first twenty Policy years, we assess a charge on an annual basis of 0.15% of the daily net asset value in each sub-account for administration costs associated with the Separate Account. Currently, we waive this charge after the tenth Policy year.

                The contingent surrender charge (See 13(a)) includes a component for administrative services, which may be deemed to include custodial services.

                As the Separate Account has not begun business operations, no fees have been paid.

         50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                None. Under California law, the assets supporting Policy reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

         51. Furnish the following information with respect to insurance of holders of securities:

                Interests in the Separate Account are sold only to fund the Policies. Other than the Policies themselves, no insurance is sold to Policy owners with interests in the sub-accounts, in connection with such interests.

                (a)      The name and address of the insurance company.

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

                (b) The types of policies and whether individual or group policies.

                         The Policies are individual  flexible  payment variable
life insurance policies.


                (c) The types of risks insured and excluded.


                         The Policies are offered to individuals age 80 and under, subject to our underwriting standards. We assume the risk that the deduction made for mortality and expense risks will prove inadequate to cover actual insurance costs and expenses.

                (d)      The coverage of the policies.

                         The Policies provide insurance coverage on the life of the Insured. The minimum death benefit is stated in each Policy. Death Benefits will be reduced by any outstanding loans and any due and unpaid monthly insurance protection charges.

                (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.


                         The beneficiary is named by the Policy owner to receive the death benefits. The interest of any beneficiary will be subject to any assignment made by the Policy owner. The Policy owner may declare a beneficiary to be revocable (changed any time by written request) or irrevocable (may be changed only with the written consent of the beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death benefits will pass to the Policy owner or to the Policy owner's estate.

                (f)      The  terms   and   manner   of   cancellation   and  of
                         reinstatement.   See  Item  17(c)  for  the  manner  of
                         cancellation and reinstatement.


                (g) The method of determining the amount of premiums to be paid by holders of securities.

                         See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the payments are determined.

                (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                         We have not yet begun issuing the Policies.

                (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                         No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.


                (j)      The substance of any other  material  provisions of any
                         indenture  or  agreement  of  the  trust   relating  to
                         insurance.

                         None.

VII.     POLICY OF REGISTRANT

         52.    (a)      Furnish the substance of the provisions of any
indenture or agreement with respect to the
 conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such
 person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services.
 If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.
 --------------------------------------

                         The  investment  Policy  of  each  sub-account  of  the
                         Separate   Account   is  to  invest  in  a   particular
                         portfolio.

                         The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts of the Separate Account or that the sub-accounts of the Separate Account may purchase. If the shares of a portfolio are no longer available for investment or if in the Company's judgment further investment in any portfolio should become inappropriate in view of the purposes of the Separate Account or the affected sub-account, the Company may redeem the shares of that portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Policy interest in a sub-account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                         The Company also reserves the right to establish additional sub-accounts of the Separate Account, each of which would invest in shares corresponding to a new portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the
                         Company may, in its sole discretion, establish new sub-accounts or eliminate one or more sub-accounts if marketing needs, tax considerations or investment conditions warrant. Any new sub-accounts may be deemed available to existing Policy owners on a basis to be determined by the Company. If the Company deems it to be in the best interest of Policy owners, and subject to any approvals that may be required under applicable law, the Variable Account or sub-account may be operated as a management company under the 1940 Act, may be deregistered if registration is no longer required, or may be combined with other separate accounts of the company.


                         If any of these substitutions or changes are made, the Company may by appropriate endorsement change the Policy to reflect the substitution or change.


                (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                         Not Applicable.

                (c)      Describe  the policy of the trust  with  respect to the
                         substitution   and   elimination   of  the   underlying
                         securities of the trust with respect to:

                         (1)    the grounds for elimination and substitution;

                                See 52(a), above.

                         (2) the type of securities which may be substituted for
any underlying security;

                                See 52(a), above.

                         (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                                Not Applicable.

                         (4) whether such substituted securities may be the securities of any other investment company; and

                                See 52(a), above.

                         (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                                See 52(a) above.


                (d) Furnish a description of any policy (exclusive of policies covered by paragraph (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.


                         None.

Regulated Investment Company

         53.    (a)      State the taxable status of the trust.

                         Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                         See also 46(a), above.


                (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in
                         Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.


                         Not Applicable.

VIII.    FINANCIAL AND STATISTICAL INFORMATION

         54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                Not Applicable.

         55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or to the approximate date of organization of the trust.

                Not Applicable.

         56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.


         58. If the trust is the issuer of periodic plan certificates furnish the following information for each installment periodic payment plan certificate outstanding as of the latest practicable date.


                Not Applicable.

         59.    Financial Statements:

                Financial Statements of the Separate Account

                Financial statements, if any, will be contained in a pre-effective amendment to the registration statement for the Policy on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.

                Financial Statements of the Depositor

                The Financial Statements of the Company will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.      EXHIBITS

         A.     Furnish the most recent form of the following:

                (1)      Indenture


                         Certified Copy of vote of Board of Directors of
Transamerica Occidental Life Insurance
                         Company dated December 6, 1996, establishing the
Transamerica Occidental Life Separate
                         Account.1/


                (2)      Not Applicable.


                 (3)     Distributing Contracts

                         (a)    Distribution Agreement between the depositor
and principal underwriter. 1/

                          (b)   Sales Agreement between principal underwriter
 and broker-dealers. 1/

                         (c)     Schedule of sales commissions. 3/


                (4)      Not Applicable.


                (5)      Form of Policy and Policy riders. 1/ 2/

                (6)      Organizational documents of the Company. 1/


                (7)      Not applicable.


                (8)      (a)    Forms of Participation Agreements 1/ 2/



                (9)      Not applicable.


                (10)     Form of Application for Policy. 1/ 2/



         B.     (1)      None.

                (2)      None.

         C.   None.


         1/ Filed with initial Form S-6 registration statement filed by the Separate Account on October 15, 1997 (File No. 333-37883).

         2/ Filed with Pre-Effective Amendment No. 1 to the Form S-6 registration statement filed by the Separate
         Account on December 24, 1997 (File No. 333-37883).

         3/ Filed herewith.

                                                     SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940 the Depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Los Angeles, and State of California, on the 9th day of January, 1998.





(SEAL)   Signature___________________________________________
                  Transamerica Occidental Life Separate Account VUL-1
                           (Registrant)

         By       Transamerica Occidental Life Insurance Company
                           (Depositor)

         By       ________________________________________
                               (Name) Aldo Davanzo
                             (Title) Vice President



Attest ________________________________________________
         (Name)
         ----------------------------------------------
         (Title)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.


Signatures                                  Titles                                      Date



______________________*             Director, Executive Vice President          January __, 1998
Robert Abeles                               and Chief Financial Officer

______________________*             President, Chief Executive Officer          January __, 1998
Thomas J. Cusack                    and Director

______________________*             Director                                    January __, 1998
Richard I. Finn

______________________*             Director                                    January __, 1998
David E. Gooding

______________________*             Director                                    January __, 1998
Edgar H. Grubb

______________________*             Director                                    January __, 1998
Frank C. Herringer

______________________*             Director                                    January __, 1998
Richard N. Latzer

______________________*             Director                                    January __, 1998
Karen MacDonald

______________________*             Director                                    January __, 1998
Gary U. Rolle'

______________________*             Director                                    January __, 1998
T. Desmond Sugrue

______________________*             Director                                    January __, 1998
Nooruddin S. Veerjee

______________________*             Director                                    January __, 1998
Robert A. Watson


/s/Aldo Davanzo
*By:  Aldo Davanzo

                     On October 9, 1997 as Attorney-in-Fact pursuant to powers of attorney previously filed and filed herewith, and in his own capacity as Vice President and Assistant Secretary.

                                                  Exhibit Table
Exhibit A (3)(c)  Commission Schedule

                                                 Exhibit A (3)(c)

                                                COMMISSION SCHEDULE
                                              Transamerica TributeSM
                                    Variable Universal Life Insurance Policies

A.    New policies

Commissions paid on new policies are (1) first year commissions on payments; (2) renewal year commission on payments; and (3) trail commissions on unloaned policy values beginning in the second policy year.

1. First year commissions. Payments received at our Variable Life Service Center between the date of issue for the policy and the day before the first policy anniversary, inclusive, will earn first year commissions. Payments received by us with the application for a new policy or at any other time before the date of issue will also earn first year commissions and will be considered as received on the date such payments are first allocated to the policy on or after the date of issue of the policy.

First year commissions are equal to:

                       90% of payments made to the policy, up to and including target premium amounts for the policy; and
                       5% of payments made to the policy in excess of target premiums.

2. Renewal year commissions on payments. Payments received by us at our Variable Life Service Center on or after the first anniversary of a policy will earn renewal year commissions.

Renewal year commissions on payments are equal to 2% of payments made.

3. Trail commissions. Beginning in the second policy year, trail commissions may be earned on each policy. Trail commissions are calculated at the end of each calendar quarter. In order to be eligible for trail commissions, the policy must be in force on the calculation date, and the policy must be in its second or later policy year.

Trail commissions, on an annual basis, are equal to .30% of the unloaned policy value. The rate applied to the unloaned policy value to calculate the quarterly trail commission in one-fourth of the annual rate and is equal to 0.75% of the unloaned policy value.

B.    Commissions on Face Increase Amounts

A portion of payments received by us at our Variable Life Service Center between the effective date of a face increase amount requested by the policy owner through one day before the annual anniversary of that effective date, inclusive, may earn first year commissions. The portion of payments eligible for first year commissions for the face increase amount is termed "face increase payment". A face increase payment is the percentage of the payment received which is equal to the ratio of the face increase amount to the total face amount for the policy.

First year commission on face increase payments are equal to:

                       90% of face increase  payments made to the policy,  up to
                      and including target premium amounts for the face increase amount; and
                       5% of  payments  made to the  policy  in excess of target
                      premiums for the face increase amount.

This commission schedule applies to Transamerica TributeSM VUL policies (Policy form number TA 1031-97, offered by Transamerica Occidental Life Insurance Company) issued on or after January 1, 1998 and which do not replace existing policies issued by any of the Transamerica Life Companies. Commissions applicable to replacements, conversions, or other types of internal exchanges will be in accordance with Transamerica's rules. Policy form number may vary by jurisdiction.